Press 07024959

RECEIVED

2007 JUL -5 P 12:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM BÜHLER

34E

Heerlen (NL), Uzwil (CH), Wuxi (PRC), 27 June 2007

SUPPL

DSM and Bühler launch first NutriRice® facility in China

Innovative rice enrichment technology – a boost for public health

DSM and Bühler today announce the opening of Wuxi NutriRice® Co. Ltd, a production facility operated in a joint venture between Bühler and DSM. This facility - the first commercial scale production of its kind in the world - produces NutriRice®: nutritional enriched rice kernels to be mixed with natural rice that are produced via a patented process that protects the stability of the nutrients while at the same time ensuring high bio-availability and good taste. Wuxi NutriRice Co. Ltd. will market the enriched rice kernels (NutriRice®) to rice millers working closely with not only rice mills but also retailers to introduce the concept and benefits of NutriRice® enriched rice to consumers.

The newly opened facility will start production as of August 2007. It will start with limited capacity, which is sufficient to enrich approximately 80,000 tonnes of rice. As it is the first facility of its kind, it is primarily intended for market development and it is anticipated that the capacity will be increased in the coming years.

The project is a result of the joint research efforts of the two companies combining DSM's over 70 years experience in nutrient formulation and Bühler's advanced technology in grain processing and food extrusion. The decision to create this project together is an indication of DSM's continuing commitment to innovation in the field of nutrition and at the same time Bühler's dedication to advancements in grain processing technology.

"*The long term partnership in research into ingredient processing technologies between Bühler and DSM is the foundation of the success for our joint venture in Wuxi,*" comments Stephan Tanda, member of the Managing Board of Directors of DSM. "*The company will carry out further research in the field of rice enrichment to better fulfill the nutrient and health needs of the people worldwide. The project is again a step forward in DSM's strategy* Vision 2010 – Building on Strengths, *contributing to the pillars market-driven growth and innovation and increased presence in emerging economies, whilst at the same time it is an example of sustainable and socially responsible entrepreneurship.*"

The need for enriched rice in China

Over the last few decades, the health and nutritional status of the Chinese population has improved significantly. Although great improvements have been made, the problems of nutritional deficiency and imbalance still exist. Micronutrient deficiencies such as nutritional anemia-and Vitamin A deficiency are still common even in urban populations.

As a staple food, rice provides a high percentage of the daily caloric intake of the Chinese population. However, since many of the nutrients in rice are lost during the rice whitening and

polishing process, milled rice has relatively low micronutrient content in comparison to un-milled rice. The traditional rinsing of rice is another challenge to rice enrichment since vitamins and minerals can potentially be washed off.

In response to these hurdles, the NutriRice® process offers the unique possibility to efficiently encapsulate multiple micronutrients inside the rice kernel. Nutrients such as vitamin A and B as well as Iron and Zinc can be chosen for inclusion. Due to the patented process in which micro nutrients are encapsulated into the rice kernel, NutriRice® shows superior physical stability with excellent retention of vitamins and minerals during storage, washing and cooking. In addition to this, NutriRice® kernels can be adapted to the shape and length of regional rice varieties, making it acceptable to consumers whatever their cultural or regional preference.

Creating opportunities for the rice industry
In addition to the production of enriched kernels, Wuxi NutriRice Co. Ltd. expects to continue research in rice and rice product enrichment with the aim of rolling out the NutriRice® concept not only in China but also around the world. By producing a range of enriched rice formulations, Wuxi NutriRice® will offer consumers greater choice and retailers unique products that will provide them opportunities to differentiate in the marketplace.

"Wuxi NutriRice Co Ltd. can make use of Buhler's multiple years of experience and legendary high precision extrusion technology to guarantee this unique customized kernel quality," outlines Mr. Dieter Voegtli, President of Bühler China.

Combating micronutrient deficiencies
"As a responsible corporate citizen with extensive worldwide experience in the nutrition field, DSM is committed to improving public health in China", says Weiming Jiang, President of DSM China. Since 1995, DSM has partnered with international organizations such as the United Nations World Food Program, UNICEF, the International Life Sciences Institute as well as Chinese government affiliated organizations such as the Center for Public Nutrition and Development and the Ministry of Education to contribute to the improvement in people's health via development of a staple food fortification program. The government flour fortification program in China supported by DSM represents the company's commitment to public health.

"Vitamin enriched foods have been proven easy and convenient ways of attaining nutritional balance. Staple food fortification programs are able to cover a large segment of the population and are sustainable over time," adds Professor Yu Xiaodong, Director of the Center for Public Nutrition and Development of China. *"Rice enrichment, in addition to flour fortification, will greatly contribute to China's plan to improve the overall nutrition intake of its citizens."*

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is

headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

Bühler

Bühler is a global leader in the supply of process engineering solutions, especially production technologies for making foods and engineering materials. Bühler is a leader in the field of mechanical and thermal process engineering such as grinding, blending and mixing, thermal treatment and shaping for processing cereal grains and foods, producing and upgrading engineering materials, and for die casting. Bühler collaborates closely with its customers throughout the life cycles of their production plants by generating new added value for their products in order to improve their performance in terms of productivity and competitiveness. Bühler is present in over 140 countries and employs some 6,600 people.
For further company information please visit www.buhlergroup.com

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Bühler AG Corporate Communications
Corina Atzli
Tel. +41 71 955 33 99
Fax +41 71 955 3851
e-mail corina.atzli@buhlergroup.com

END